SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company release May 14, 2007 at 10.35

Change in the number of shares of UPM based on subscriptions with share options

The share subscription period for UPM-Kymmene Corporation stock options 2002D ended on April 30, 2007.

A total of 2,853,645 UPM Kymmene Corporation share options 2002D was used for the subscription of 5,707,290 shares from April 1, 2007 to April 30, 2007. The shares have been registered in the Finnish Trade Register on May 14, 2007.

As a result of the subscriptions, the number of shares of UPM increased by 5,707,290 new shares. After the registration, the total number of UPM shares is 528,969,320.

Dividend rights and other shareholder rights shall begin when the increase of the number of shares has been registered on the Trade Register of Finland. An application has been submitted for listing the new shares together with the old shares at the stock exchange list of the Helsinki Exchanges as of May 15, 2007.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations